                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

    [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

    [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 000-24515


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          CITADEL BROADCASTING COMPANY
                         401(k) RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CITADEL COMMUNICATIONS CORPORATION
                                CITY CENTER WEST
                          7201 WEST LAKE MEAD BOULEVARD
                                    SUITE 400
                             LAS VEGAS, NEVADA 89128

       Registrant's telephone number, including area code: (702) 804-5200


                                Notices and communications from the
                                Securities and Exchange Commission relative to this report should be forwarded to:

                                           Lawrence R. Wilson
                                           President and Chief Executive Officer
                                           City Center West
                                           7201 West Lake Mead Boulevard
                                           Suite 400
                                           Las Vegas, Nevada 89128

                          CITADEL BROADCASTING COMPANY
                         401(k) RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS


                                                                            PAGE


Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits -                            2
         December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits -                 3
         Years ended December 31, 1999 and 1998

Notes to Financial Statements                                                4


Schedule of Assets Held for Investment Purposes at End of Year              10


Signature                                                                   11



All other schedules are omitted because they are not required or applicable under the disclosure requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN


                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE


                           DECEMBER 31, 1999 AND 1998

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
Citadel Communications Corporation
   401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits and supplementary schedule of assets held for investment purposes at end of year of the Citadel Communications Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999. These financial statements and supplemental schedule are the responsibility of the Plan's management.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Phoenix, Arizona
November 21, 2000, except as to
footnote 7 which is as of
November 29, 2000

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                             1999              1998
                                                          ----------        ----------
Assets:
     Investments:
        Common/collective trusts                          $9,263,316        6,541,020
        Participant notes receivable                         257,289          260,962
                                                          ----------        ---------

                 Total investments                         9,520,605        6,801,982
                                                          ----------        ---------
     Receivables:
        Employer contributions                                39,492           32,276
        Participant contributions                            126,201          104,676
                                                          ----------        ---------

                 Total receivables                           165,693          136,952
                                                          ----------        ---------

                 Net assets available for benefits        $9,686,298        6,938,934
                                                          ==========        =========


See accompanying notes to financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                                              1999            1998
                                                                          ----------        ---------
Additions to net assets available for benefits attributed to:
     Investment income:
        Interest and dividend income                                      $   16,389           38,181
        Net appreciation in fair value of investments                        774,153          593,331
        Interest on participants' notes receivable                            26,733           14,860
                                                                          ----------        ---------

                 Total investment income                                     817,275          646,372
                                                                          ----------        ---------
     Contributions:
        Participants'                                                      1,892,641        1,592,413
        Employer matching                                                    539,446          458,181
        Rollovers                                                            592,469          764,063
                                                                          ----------        ---------

                 Total contributions                                       3,024,556        2,814,657
                                                                          ----------        ---------

                 Additions to net assets available for benefits            3,841,831        3,461,029
                                                                          ----------        ---------
Deductions from net assets available for benefits attributed to:
     Distributions to and withdrawals by participants                      1,045,543          636,705
     Administrative expenses                                                  48,924           46,740
                                                                          ----------        ---------

                 Total deductions                                          1,094,467          683,445
                                                                          ----------        ---------

                 Net increase in net assets available for benefits         2,747,364        2,777,584

Net assets available for benefits:
     Beginning of year                                                     6,938,934        4,161,350
                                                                          ----------        ---------

     End of year                                                          $9,686,298        6,938,934
                                                                          ==========        =========

See accompanying notes to financial statements.

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    DESCRIPTION OF PLAN

       The following brief description of the Citadel Communications Corporation 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (Company or Plan sponsor) who have reached the age of 21 and completed one year of service, defined as at least 1,000 hours within a twelve-month period. The Company acts as the Plan Administrator.

       (b)    ELIGIBILITY AND CONTRIBUTIONS

              Participation in the Plan may begin with the first payroll period in the month following completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and the Internal Revenue Code as amended by the Tax Reform Act of 1986 (IRC) and subsequent legislation.

              Eligible participants may elect to defer up to 20% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Rollover contributions from other qualified plans are permitted. Each year the Company contributes to the Plan a matching contribution equal to 100% of the participant's elective deferral contribution up to 2% of their regular annual earnings. Additional matching contributions and employer discretionary contributions may be made each year at the discretion of the Company's Board of Directors.

       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's elective deferral contributions, the employer's matching contribution, the additional matching contribution, if any, and an allocation of the employer's discretionary contribution and the Plan's earnings. The employer discretionary contribution is allocated to each participant in the ratio that each such participant's annual pay bears over a defined taxable wage base, integrated with social security. The Plan's earnings are allocated to each participant in the ratio that each such participant's account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

       (d)    VESTING

              Participants are immediately vested in elective deferral contributions and rollover accounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

              1) date of participant's death

              2) date participant incurs a total disability

              3) participant's retirement after reaching age 55 and having completed 6 years of vesting service

                                                                     (Continued)

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              4) date of plan termination

              5) date participant completes 60 months of vesting service and/or reaches age 65

              In the event of severance from service, participants vest as follows:

                          VESTING                             VESTING
                          SERVICE                            PERCENTAGE
                     ----------------                     ----------------

                           1 year                                  -
                           2 years                                20%
                           3 years                                40%
                           4 years                                60%
                           5 years                               100%

       (e)    FORFEITURE ALLOCATION

              Forfeitures of nonvested contributions shall be allocated to eligible participants' accounts in the same manner as employer elective contributions. There were no unallocated forfeitures at December 31, 1999 or 1998.

       (f)    PAYMENT OF BENEFITS

              Upon termination of service, demonstrated hardship, retirement or in the event of death, a participant's account may be distributed in a lump sum payment equal to the value of the participant's account balance, as an annuity or in installments.

       (g)    INVESTMENT FUNDS

              All Plan investment funds are offered through a group annuity contract issued by Principal Life Insurance Company, the custodian of the Plan.

              At the discretion of the participants, investments can be placed in a general money market account with a guaranteed interest rate for a specified time period or in pooled separate accounts where the return is dependent on the return of the entire fund. The characteristics of the different separate investment accounts as described by Principal Life Insurance Company are as follows:

              o GUARANTEED INTEREST ACCOUNT - the Guaranteed Interest Account is a part of Principal Life Insurance Company's General Account. The underlying assets in the General Account are invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

              o U.S. STOCK ACCOUNT - the U.S. Stock Account invests in U.S. securities, primarily common stocks.

              o MONEY MARKET ACCOUNT - the Money Market Account invests in money market instruments.

              o REAL ESTATE ACCOUNT - the Real Estate Separate Account invests in owned commercial property.

                                                                     (Continued)

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



              o BOND & MORTGAGE ACCOUNT - the Bond & Mortgage Account (Primary Separate Account) invests in intermediate-term fixed-income loans.

              o INTERNATIONAL STOCK ACCOUNT - the International Stock Account invests primarily in common stocks of corporations located outside the United States. It may also occasionally invest in preferred stocks or convertible bonds of these corporations, in U.S. or non-U.S. securities other than stocks or cash.

              o GOVERNMENT SECURITIES ACCOUNT - the Government Securities Account invests primarily in obligations issued or guaranteed by the U.S. Government or its agencies.

              o STOCK INDEX 500 ACCOUNT - the Stock Index 500 Account invests in the common stock of those firms included in the Standards & Poor's 500 Stock Index.

              o MEDIUM COMPANY VALUE ACCOUNT - the Medium Company Value Account invests primarily in income-producing common stocks that are undervalued in the marketplace according to traditional measures of value.

              o SMALL COMPANY BLEND ACCOUNT - the Small Company Blend Account invests primarily in common stocks of smaller companies whose earnings are expected to grow at above average rates.

              o MEDIUM COMPANY BLEND ACCOUNT - the Medium Company Blend Account invests primarily in common stocks of large established companies whose earnings are expected to grow at above average rates.

              o STOCK EMPHASIS BALANCE ACCOUNT - the Stock Emphasis Balance Account invests primarily in other separate accounts of Principal Life Insurance Company weighted toward equity accounts.

              o BOND EMPHASIS BALANCE ACCOUNT - the Bond Emphasis Balance Account (Primary Separate Account) invests in other separate accounts of Principal Life Insurance Company weighted towards bonds with four to ten year maturities.

       (h)    PARTICIPANT NOTES RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates on loans outstanding as of December 31, 1999 range from 8.25 percent to 12 percent. Principal and interest is paid ratably through payroll deductions.

                                                                     (Continued)

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (i)    PLAN TERMINATION

              Although the Plan Sponsor has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants' accounts shall become 100% vested.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements of the Citadel Communications Corporation 401(k) Retirement Savings Plan (Plan) have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

       (b)    INVESTMENT VALUATION

              The investments, which are held by Principal Life Insurance Company, are valued at fair market value based on quoted market prices in an active market, except for the Guaranteed Interest Account. Assets invested in the Guaranteed Interest Account are carried at contract value, which represents contributions made into the contract plus accrued interest. Participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Change in the market value of investments held at year-end and realized gains and losses on investment transactions during the year are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

              Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

       (c)    ADMINISTRATIVE EXPENSES

              Expenses related to loan administration are paid out of Plan assets. Other expenses related to Plan administration are paid by the Plan sponsor.

       (d)    TAX STATUS

              The Plan is a standardized prototype plan, which has received a favorable determination letter from the Internal Revenue Service. The determination letter states that the Plan qualifies under the applicable provisions of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since its adoption, however, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

                                                                     (Continued)

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (f)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that effect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3)    IMPLEMENTATION OF ACCOUNTING PRINCIPLE

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform to the current year's presentation.

(4)    INVESTMENTS

       The following table presents the fair value or contract value of investments as of December 31, 1999 and 1998. Investments with fair values in excess of 5% of net assets available for benefits are separately identified:

                                                                    1999               1998
                                                                -----------         ----------
          Guaranteed Interest Account                           $  839,297*            704,391*
          U.S. Stock Account                                     2,295,216*          1,934,861*
          Money Market Account                                     375,879             269,888
          Real Estate Account                                      109,718              62,312
          Bond & Mortgage Account                                  417,492             401,137*
          International Stock Account                              776,483*            532,201*
          Government Securities Account                             43,050              23,522
          Stock Index 500 Account                                2,563,941*          1,313,951*
          Medium Company Value Account                             338,677             279,777
          Small Company Blend Account                              626,573*            475,427*
          Medium Company Blend Account                             447,291             290,759
          Stock Emphasis Balanced Account                          303,992             207,926
          Bond Emphasis Balanced Account                           125,707              44,868
                                                                -----------          ---------
                                                                $9,263,316           6,541,020
                                                                ===========          =========

    *The fair value of these investments exceeds 5% of net assets available for benefits at December 31.

                                                                     (Continued)

                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998





       During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $774,153 and $593,331, respectively, as follows:

                                                                   1999                1998
                                                                 --------            --------
          U.S. Stock Account                                     $106,771             233,775
          Money Market Account                                     16,463              14,306
          Real Estate Account                                       8,451               3,645
          Bond & Mortgage Account                                  (2,147)             27,667
          International Stock Account                             148,464              41,392
          Government Securities Account                               191               1,410
          Stock Index 500 Account                                 375,815             255,773
          Medium Company Value Account                            (23,155)              8,420
          Small Company Blend Account                              70,621             (32,538)
          Medium Company Blend Account                             48,791              17,246
          Stock Emphasis Balanced Account                          19,179              19,535
          Bond Emphasis Balanced Account                            4,709               2,700
                                                                 --------             -------
                                                                 $774,153             593,331
                                                                 ========             =======

(5)    REFUND OF EXCESS DEFERRALS

       For the Plan year ended December 31, 1999, certain highly compensated participants' contributions exceeded the $10,000 annual limitation prescribed by the IRC. These amounts were refunded subsequent to December 31, 1999 in order to comply with the specific contribution limitation requirements. The refunds amounted to $26,198.

(6)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of pooled separate accounts managed by Principal Life Insurance Company (Principal). Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(7)    SUBSEQUENT EVENT - PLAN AMENDMENT

       The Plan was amended on November 29, 2000 to be effective as of January 1, 2001, to include an employer stock fund to consist of common stock of the Company's parent, Citadel Communications Corporation, purchased on the open market and to allow employees to invest their contributions, as well as their account balance, in the employer stock fund. Effective as of January 1, 2001, the Plan will be amended and restated as an individually designed plan. The Plan Administrator will prepare and file a determination letter on the amended and restated Plan with the Internal Revenue Service. The Plan has also been renamed the Citadel Broadcasting Company 401(k) Retirement Savings Plan.

                                                                     SCHEDULE I
                       CITADEL COMMUNICATIONS CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                                EIN: #86-0703641

                                 Plan Number 002

         Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

  COLUMN A                 COLUMN B                              COLUMN C                       COLUMN D         COLUMN E
-------------   -------------------------------  ------------------------------------------   --------------   --------------
                     IDENTITY OF ISSUER,                 DESCRIPTION OF INVESTMENT
                       BORROWER, LESSOR          (INCLUDING MATURITY DATE, RATE OF INTEREST,                      CURRENT
                       OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE)            COST             VALUE
-------------   -------------------------------  ------------------------------------------   --------------   --------------
     *          Principal  Life                  Guaranteed Interest Account
                  Insurance Co.                  Pooled Separate Account                           **          $  839,297

     *          Principal  Life                  U.S. Stock Account
                  Insurance Co.                  Pooled Separate Account                           **           2,295,216

     *          Principal  Life                  Money Market Account
                  Insurance Co.                  Pooled Separate Account                           **             375,879

     *          Principal  Life                  Real Estate Account
                  Insurance Co.                  Pooled Separate Account                           **             109,718

     *          Principal  Life                  Bond & Mortgage Account
                  Insurance Co.                  Pooled Separate Account                           **             417,492

     *          Principal  Life                  International Stock Account
                  Insurance Co.                  Pooled Separate Account                           **             776,483

     *          Principal  Life                  Govt. Securities Account
                  Insurance Co.                  Pooled Separate Account                           **              43,050

     *          Principal  Life                  Stock Index 500 Account
                  Insurance Co.                  Pooled Separate Account                           **           2,563,941

     *          Principal  Life                  Medium Company Value Account
                  Insurance Co.                  Pooled Separate Account                           **             338,677

     *          Principal  Life                  Small Company Blend Account
                  Insurance Co.                  Pooled Separate Account                           **             626,573

     *          Principal  Life                  Medium Company Blend Account
                  Insurance Co.                  Pooled Separate Account                           **             447,291

     *          Principal  Life                  Stock Emphasis Balanced Account
                  Insurance Co.                  Pooled Separate Account                           **             303,992

     *          Principal  Life                  Bond Emphasis Balanced Account
                  Insurance Co.                  Pooled Separate Account                           **             125,707

     *          Participant Notes Receivable     Interest Rates Range from 8.25% -
                                                 12.00% and various maturity dates
                                                 0-5 years                                          0             257,289
                                                                                                               ----------

                                                                                                               $9,520,605
                                                                                                               ==========

 *Party-in-interest

**Participant-directed investments, cost information is omitted.


See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           CITADEL BROADCASTING COMPANY
                                           401(k) RETIREMENT SAVINGS PLAN

Date: November 30, 2000                    By: /s/ DONNA L. HEFFNER
                                               ---------------------------
                                               Donna L. Heffner